SECURITIES AND EXCHANGE COMMISSION

03013124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-53270

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PATH PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 South Rose Avenue
(No. and Street)

Bloomington (City) IN (State) 47401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Grenat (812) 335-1966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name – *if individual, state last, first, middle name*)

9339 Priority Way West Drive, Suite 200, Indianapolis, IN 46240
(Address) (City) (State) (Zip Code)

RECD S.E.C.
FEB 27 2003
613

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Grenat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Path Partners, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

ESTHER K. JOHNSON, NOTARY PUBLIC
RESIDES IN MONROE COUNTY
MY COMMISSION EXPIRES OCT. 5, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PATH PARTNERS, LLC
Bloomington, Indiana

FINANCIAL STATEMENTS
December 31, 2002

TABLE OF CONTENTS

Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Member
Path Partners, LLC
Bloomington, IN

We have audited the accompanying statement of financial condition of Path Partners, LLC, as of December 31, 2002, and the related statements of income, cash flows and changes in member's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Path Partners LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Path Partners, LLC at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Indianapolis, Indiana
January 23, 2003

PATH PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

CURRENT ASSETS		
Cash	$	28,647
Accounts receivable		2,500
Investments		71,713
Total current assets		102,860
PROPERTY AND EQUIPMENT		
Equipment		4,254
Vehicles		13,500
Total at cost		17,754
Less accumulated depreciation		(6,257)
Net property and equipment		11,497
TOTAL ASSETS	$	114,357

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$	-
MEMBER'S EQUITY		114,357
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	114,357

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

PATH PARTNERS, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2002

REVENUES	
Consulting income	$ 58,550
Reimbursed expenses	287
Total revenues	58,837
OPERATING EXPENSES	
Commissions	166
Depreciation	3,544
Dues and subscriptions	935
Office supplies	423
Outside services	300
Postage and delivery	450
Printing and reproduction	58
Professional fees	5,358
Regulatory	769
Telephone	2,883
Travel and entertainment	1,170
Miscellaneous expenses	267
Total operating expenses	16,323
OTHER INCOME (EXPENSE)	
Interest income	1,113
Investment income	784
Unrealized loss on investments	(2,423)
Total other expense	(526)
NET INCOME	$ 41,988

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

PATH PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 41,988
Adjustments to reconcile net cash provided by operating activities:	
Depreciation	3,544
Unrealized loss on investments	2,423
Changes in operating assets:	
Accounts receivable	68,750
Net cash provided by operating activities	116,705
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(200)
Purchase of mutual fund shares	(74,136)
Net cash used in investing activities	(74,336)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member distributions	(65,000)
NET DECREASE IN CASH	(22,631)
CASH, BEGINNING OF YEAR	51,278
CASH, END OF YEAR	$ 28,647

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

PATH PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2002

	Member's Capital
MEMBER'S EQUITY, BEGINNING OF YEAR	$ 137,369
Net income	41,988
Distributions to member	(65,000)
MEMBER'S EQUITY, END OF YEAR	$ 114,357

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

PATH PARTNERS, LLC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2002

Path Partners, LLC (the "Company") was formed on March 7, 2001. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was organized as a limited liability corporation in the State of Colorado. Its principal business is to provide consulting services to business valuation, private placement and merger and acquisition transactions involving securities exempt from the registration requirements of Section 5 of the Securities Act of 1933. Significant accounting policies followed by the Company are presented below.

INCOME TAXES

The Company is a limited liability corporation, and therefore, the tax consequences of income generated by the Company are passed through to the members of the Company.

ACCOUNTS RECEIVABLE

Accounts receivable are uncollateralized obligations arising primarily from consulting services and are stated at invoice amount. No interest is charged on past due accounts. The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific accounts. No allowance for doubtful accounts was deemed necessary at December 31, 2002 and 2001.

INVESTMENTS

The Company invests primarily in mutual funds primarily for long-term capital appreciation rather than short-term profit generation. However, the investments are carried at fair value consistent with practices in the broker-dealer industry, estimated based on published values at December 31, 2002. Unrealized holding gains and losses are included in net income.

CASH FLOWS

For purposes of the statement of cash flows, the Company has defined cash as highly liquid investments, with original maturities when purchased less than ninety days.

PATH PARTNERS, LLC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2002

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, namely five years. Total depreciation expenses for the year ended December 31, 2002 was $3,544.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company does not provide an allowance for uncollectible accounts since management believes all accounts are collectible and the amount of any such allowance would not be material.

This information is an integral part of the accompanying financial statements.

PATH PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $89,603, which was $84,603 in excess of its required net capital of $5,000.

NOTE 2 - RESERVES AND CUSTODY OF SECURITIES

The Company does not hold customer fund accounts or safekeeping customer securities. As a result, the following schedules have not been prepared: computation of reserve requirements pursuant to Rule 15c3-3, information relating to possession or control requirements under Rule 15c3-3, a reconciliation pursuant to Rule 17a-5(d)(4) and a supplemental report pursuant to Rule 17a-5(d)(4).

NOTE 3 - STATEMENT OF CHANGES IN LIABILITIES

The Company does not have any debt.

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist principally of cash and cash equivalents, trade receivables and mutual funds. There are no significant differences between the carrying value and fair value of any of these financial instruments.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

PATH PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

NET CAPITAL

Total Member's equity		$	114,357
Nonallowable assets			
Accounts receivable	(2,500)		
Automobile	(8,550)		
Equipment	(2,947)		
Total nonallowable assets			(13,997)
Net capital before haircuts on securities positions			100,360
Haircuts on securities			(10,757)
Net capital		$	89,603

AGGREGATE INDEBTEDNESS	$	-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:		
Company	$	5,000

EXCESS NET CAPITAL	$	84,603

There is no difference between the above computation and the Company's computation included in Part II of Form X-17A-5 as of December 31, 2002.